As filed with the Securities and Exchange Commission on August 23, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

NASPERS LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
SOUTH AFRICA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
      [x] immediately upon filing
[ ] on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) Class N Ordinary Share of Naspers Limited	50,000,000 American Depositary Shares	$5.00	$2,500,000	$294.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Registration No. 333-100970).

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The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

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3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of November 5, 2002, among Naspers Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement dated November 5, 2002 between Naspers Limited and The Bank of New York relating to pre-release activities – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item – 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 23, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Class N Ordinary Shares of Naspers Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Andrew J. Zelter

Name: Andrew J. Zelter

Title: Managing Director

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Pursuant to the requirements of the Securities Act of 1933, Naspers Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Athens, Greece on August 19, 2005.

Naspers Limited

By:

/s/ G.N. Coetzee
Name: G.N. Coetzee
Title: Company Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on August 19, 2005.

/s/ Ton Vosloo Name:Ton Vosloo Director	/s/ Puglisi & Associates Name: Puglisi & Associates Authorized U.S. Representative
/s/ Koos Bekker Name: Koos Bekker Director	/s/ N.J. Marais Name: N.J. Marais Principal Accounting Officer
/s/ Steve Pacak Name: Steve Pacak Director	/s/ S.J.Z. Pacak Name: S.J.Z. Pacak Principal Financial Officer
/s/ Boetie van Zyl Name: Boetie van Zyl Director	/s/ J.P. Bekker Name:J.P. Bekker Principal Executive Officer
/s/ Professor Elize Botha Name: Professor Elize Botha Director
/s/ Lourens Jonker Name: Lourens Jonker Director
/s/ Neil van Heerden Name: Neil van Heerden Director
/s/ Ben van der Ross Name: Ben van der Ross Director
/s/ Professor Jakes Gerwel Name: Professor Jakes Gerwel Director
/s/ Professor Hein Willemse Name: Professor Hein Willemse Director
/s/ Fred Phaswana Name: Fred Phaswana Director
/s/ Francine-Ann du Plessis Name: Francine-Ann du Plessis Director
/s/ Rachel Jafta Name: Rachel Jafta Director

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INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of November 5, 2002, among Naspers Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter Agreement dated November 5, 2002 between Naspers Limited and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.

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